Mail Stop 3561

September 30, 2008

Mr. Daryl K. Gisser
 President and Chief Executive Officer
GISSER AUTOMOTIVE CONCEPTS, INC.
52 Edison Court
Monsey, NY 10952

> **Re:** **Gisser Automotive Concepts, Inc.**
> **Registration Statement on Form S-1, Amendment No. 6**
> **Filed September 9, 2008**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page F-2

1.   Next to the line item titled "Common stock to be issued" please parenthetically disclose the number of shares to be issued at each balance sheet date. Do not include the shares to be issued for preferred stock dividends in this total. Only include the shares to be issued for the deferral of loans, salaries and options.

Statement of Stockholders' Equity, page F-5

2.   We note the changes you made in response to our prior comment 8. However, beginning with the fiscal year ended April 30, 2006 activity disclosed on page F-9, and continuing through the fiscal year ended April 30, 2008 activity, it does not appear you have carried

over into the "Total Stockholders' Equity (Deficit) As Restated" column, the newly inserted line item amounts for "Common stock to be issued for deferral of salary and loan payments" and "Common stock to be issued for options." By including these amounts in the "Total Stockholders' Equity (Deficit) As Restated" column, the revised totals should agree with the amounts shown as "Total Stockholders' Equity" on the face of the balance sheets. Further, please ensure that the same amount shown for the line item "Net loss for year ended April 30, 2006" shown on page F-9 is reflected in the "Total Stockholders' Equity (Deficit) As Restated" column, as such amount appears inadvertently misstated by $1,000.

Stockholders' Equity, page F-5

3.   As a related matter, for each of the six line items that begin "Common stock to be issued for. . ." in the Statement of Stockholders' Equity, please also add a specific footnote reference at the end of that line item. The footnote to which you make reference should be the footnote in which the actual number of "shares to be issued" for each line item is disclosed. It appears that Footnote H might be an appropriate place to present this schedule. Please also see our related comment below titled "Note H. Common Stock to be Issued, page F-20."

Note F. Commitments and Contingencies, page F-19

4.   Refer to the fifth paragraph of this note. Please expand to disclose the number of common shares due to be issued as of April 30, 2008 and any subsequent interim period for (i) stock options and (ii) the deferral of loans payable and salaries payable, and preferred stock dividends. Also, provide a cross-reference to Notes H ("Common Stock to be Issued") and Note I ("Dividend Policy").

5.   We have reviewed your response to our prior comment 5 and related attachment of your computation of common shares to be issued and the fair value thereof. Based on our review of your calculations, it appears that for each of the years ended April 30, 2006, 2007 and 2008, the number of common shares to be issued for the deferral of loans and salaries was 350,000 with a fair value of $1,225,000 and that the remaining 47,143 shares in each year pertain to preferred stock dividends valued at $55,000 (which represent preferred dividends in arrears and are separately reflected in Note I to the financial statements). As such, disclose that of the "794,286 Common Shares" to be issued as of April 30, 2007 shown in this note that 700,000 of such shares represent the deferral of loans payable and salaries payable and 94,286 shares represent the preferred stock dividends. Similar disclosure should be provided for the year ended April 30, 2008 and any subsequent interim period.

6.   Further, it would appear that the 397,143 common shares for the year ended April 30, 2008 disclosed in the last paragraph of Note C for the deferral of salaries and loans would have to be reduced by the 47,143 shares representing the fiscal year 2008 preferred stock dividends in arrears. Please revise Note C or advise, and provide a cross-reference to Note F.

Note G. Restatements, page F-20

7.   We note your changes made in response to our prior comments 13 and 14. Please further revise the tabular disclosure with the following suggested example in providing the restatement activity. Please note that the "As previously reported" amounts for fiscal 2008 should agree with your initial reporting of those amounts (e.g., included in the Form S-1, Amendment No. 5 filed with us on August 21, 2008). A comparable schedule should also be provided to disclose restatements made to fiscal 2007.

Fiscal Year Ended April 30, 2008:

Report Name	Line Item	As Previously Reported	Amount of Change	As Restated
Balance Sheet	C/shares to be issued	$ 6,143,500	$ (495,000)	$ 5,648,500
	Accumul. Deficit	$(19,282,728)	$ 495,000	$(18,787,728)
Statement of Operations	SG&A	$ 2,962,622	$ 165,000	$ 2,797,622
	Net Loss	$ (3,139,160)	$ 165,000	$ (2,974,160)
	Net Loss to C/share	$ (5,705,160)	$ 2,676,000	$ (3,029,160)
	Net Loss per share	$ (0.42)	$ 0.20	$ (0.22)
Statement of Cash Flows	Net Loss	$ (3,139,160)	$ 165,000	$ (2,974,160)
	Operating Activities	$ (3,663,921)	$ 165,000	$ (3,498,921)
	Financing Activities	$ 3,642,080	$ (3,504,722)	$ 137,358

Note H. Common Stock to Be Issued, page F-20

8.   Please expand this note to provide a cumulative roll forward table of activity in this stockholders' equity account. In this regard, the below table is suggested for your consideration as an example in providing the requested information. We suggest you also disclose that for the common stock options, your financial statements have been restated to record the cumulative impact for such fair value of options for the years April 30, 1998 through April 30, 2006 in the statements of stockholders' equity for the year ended April 30, 2006 as the amounts for these individual years had not been previously recorded.

	Number of Common Shares to be Issued	Fair Value of Common Shares to be Issued
Deferral of Loans/Salaries		
Balance as of April 30, 2006	350,000	$ 1,225,000
Shares earned in 2007	350,000	$ 1,225,000
Ending Balance, April 30, 2007	700,000	$ 2,450,000
Shares earned in 2008	350,000	$ 1,225,000
Ending Balance, April 30, 2008	1,050,000	$ 3,675,000
Employee Options		
Cumulative April 30, 1998- April 30, 2006	495,000	$ 605,000
Options earned in 2007	55,000	$ 192,500
Ending Balance, April 30, 2007	550,000	$ 797,500

Options earned in 2008	336,000	$1,176,000
Ending Balance, April 30, 2008	886,000	$1,973,500
Total Common Shares to be Issued, As of April 30, 2008	1,936,000	$5,648,500

Age of Financial Statements

9.   Please continue to consider the financial statement updating requirements set forth in new Article 8, Rule 8-08, of Regulation S-X. In this regard, please update the filing to include unaudited interim financial statements and related financial information for the three months ended July 31, 2008 and comparative period ended July 31, 2007. Please refer to Section IV, "Compliance Dates," of SEC Release No. 33-8876, "Smaller Company Regulatory Relief and Simplification," which became effective on February 4, 2008 and our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Accountants' Consent

10.   Amendments to the Registration Statement on Form S-1 should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ms. Beverly Singleton at (202) 551-3328 or Ms. Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc: Via Facsimile (516) 371-4598
        Miles Garnett, Esq.